INVEST IN **ZNEST**

Zillow for Senior Housing

znest.com Las Vegas, NV











Highlights

1. 2x NBA champion Lamar Odom has partnered up with a Harvard MBA with 20+ years in senior housing
2. Founder started in senior housing in 2001 while at Apollo, which owned the largest private operator
3. Twelve of the largest and most influential institutional owners of senior housing are advisors

4	Two public REITs with 50+ senior housing operators in their portfolio have provided initial funding
5	30 of the top 50 largest operators (60%) in the US are directly affiliated with our advisory board
6	VP of Engineering and VP of Product Management has come from Caring(.com), one of the competitors
7	The Total Addressable Market (TAM) is $15.4B. The number of people age 85+ will double by 2040!
8	2nd Place for the Harvard Business School Alumni New Venture Competition Regional Finals (2024)

Featured Investor

 **Craig Fairfield** in

Invested $5,000 ⓘ

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Syndicate Lead

"For personal reasons, I'm knowledgeable about the need for something like ZNest for seniors and their families as well as the operators. Additionally, I have been in the tech industry for 20+ years and have had extensive discussions with the ZNest team about the business model, marketing strategy, and market opportunity. I have great confidence in the leadership team and I have known the founder, Bennett Kim, since 1997 when we both attended Harvard Business School together."

Other investors include Future Communities Capital, Sabra Health Care REIT, Inc., LTC Properties, Inc.

Our Team



Bennett Kim CEO

Managing Director, Big Rock Partners Senior Housing; Chief Investment Officer & Chief Financial Officer, Big Rock Partners Acquisition Corp; Vice President, Apollo Real Estate Advisors; Asst VP, Oaktree Capital Management; Harvard MBA, UCLA BA



Lamar Odom Chief Creative Officer

2x NBA Champion; 6th Man of the Year Award



Tony Hong Executive Vice President of Business Development

Senior VP of Acquisitions & Underwriting, Cogir Management; Senior VP of Acquisitions & Underwriting, Cadence Senior Living; VP of Investments & Acquisitions, Clearwater Living; Director of Acquisitions, Senior Resource Group; Stanford BA



Leo Wong Head of SMBs

Owner & Operator, Tender Loving Memory Care & Assisted Living Home; Sr Marketing Strategist, Lunchbox; A100 Co-Director, Gold House Collective; Adjunct Professor, University of Oklahoma; Syracuse BS



Dennis Ma VP of Engineering

VP of Engineering, Caring(.com); Director of Technology, Reviews(.com); General Manager, Growlio; Master of Medical Science, Boston University; University of Washington BS



Calvin Chen VP of Product Management

Director of Product Management, Caring(.com); Head of Product, Legalpad; COO, DingZhi10; Columbia Business School MBA; Columbia University BA

Pitch



ZNest








Zillow for the senior housing industry

Fixing the senior housing experience
for families, workers, and operators

When it comes to our kids, we plan their entire future. But when it comes to seniors, we do **the bare minimum**.

In psychology, there's a heuristic known as the peak-end rule. Put simply, people judge experiences by peak moments and endings. Imagine living your happiest moments in your prime. Now, imagine aging into the loneliest times at the end of your life. Is that how we want older adults to remember their lives?





My parents inspired me to focus on the older generation's wellbeing.

My mom passed away in 2012. Since then, my dad visits her every day at the cemetery. He's got a routine: he sets up his framed pictures, polishes the stone, trims and waters the grass, and sings five songs before he leaves.

It's extremely sweet, but he lacks a community of friends and has a hard time enjoying life.

Seeing my parents go through their aging journey is what motivates me to build ZNest. We're here to do our small part in trying to better the lives of older adults.








> # 7 out of 10 people
> require assisted living care in their lifetime.

Senior housing operators face two existential crises: the labor shortage and high referral fees.

The Labor Shortage

Senior homes are chronically understaffed.

87% of nursing homes experience moderate or high staffing shortages.[1] 96% of nursing homes struggle to fill open positions.[2]

High Referral Fees

Families find senior housing for their loved ones on websites that look deceptively like Zillow, but are actually **corporate referral sites.** Referral sites charge senior housing operators 1 month's rent (~$4K—$7K) for each lead, which increases rents for families.

ZNest is **Zillow meets LinkedIn** for the senior housing industry

	Old Way	New Way 
Job Board Purpose-built for senior housing jobs	• $300/listing/month • LinkedIn, Indeed, ZipRecruiter • <1% senior housing jobs	• $99/listing/month • Purpose-built for senior housing • 100% senior housing jobs
Marketplace Eliminating hidden referral fees	Pay 1 month's rent (~$4,500—$7,200) in referral fees to get new residents	Pay $0 referral fees to get new residents *(ZNest monetizes the Job Board & SaaS tools instead)*
SaaS Tools Fixing inefficiencies & bringing senior housing into the digital age	100-page paper contracts, checks and cash, snail mail, fax	Digital resident agreements, e-signature, payment processing, out-of-the-box marketing tools

Founded by senior housing leaders with the expertise and networks to succeed

Because of my career in senior housing, I was always known as "the senior housing guy." Almost all my friends have asked me to help them find senior housing for their parents or grandparents. I would say, "Can't you just use the internet for this?" My journey into finding out how hard that actually is led me to create ZNest.

  

Bennett Kim
Chief Executive Officer
- 20+ years in the senior housing industry
- Led the turnaround of the largest private assisted living operator in the US

Lamar Odom
Chief Creative Officer
- 2x NBA Champion
- Founder, Odom Senior Care
- Senior housing advocate

Tony Hong
EVP, Business Development
- 15+ years in the senior housing industry

         

  

Calvin Chen

VP, Product Management

Former Director of Product at Caring.com

Leo Wong

VP, SMBs

Founder & Owner of Assisted Living Home

Dennis Ma

VP, Engineering

Former VP of Engineering for Caring.com







Go-To-Market

Our advisors collectively own & operate **67%** of the largest senior homes in the country.

The 50 largest senior housing operators in the country represent 469,334 total senior housing units. 67% of those 317,302 units **are owned and operated by a member of the ZNest advisory board.** Our advisors are more than advisors—they're our beta users, our product testers, and our go-to-market strategy.



Richard Ackerman

CEO, Big Rock Senior Housing



Steve Blazejewski

Managing Director, PGIM Real Estate



David Eun

Ex-Chief Innovation Officer, Samsung Electronics; Ex-President, AOL Media



John Getchey

Chief Investment Officer, ReNew REIT



Justin Hutchens

Chief Investment Officer Ventas (NYSE: VTR)



Daniel Kwon

Partner, Apollo Global Management



Talya Nevo-Hacohen

Chief Investment Officer Sabra Health Care REIT (NASDAQ: SBRA)



Stefan Oh

Chief Investment Officer American Healthcare REIT



David Sedgwick

CEO, CareTrust REIT (NYSE: CTRE)



Wendy Simpson

CEO, LTC REIT (NYSE: LTC)



Scott Stewart

Managing Partner Capitol Seniors Housing



Brian Sunday

Managing Director AEW Capital Management



Dustin Warner

Director, Harrison Street

Product Roadmap

Solving our customers' greatest pain point first with a purpose-built job board



Months 1-5
Months 6-18
Months 18+
Labor Platform
$100K/Month
(Capture 1,000 out of the 30,000 senior housing jobs posted every month)
SaaS Tools
Subscription:
$/bed/month
Marketplace
Zillow for senior housing
Free for the consumer
No referral fees
for operations

Forward-looking projections are not guaranteed.

Rather than launching with the marketplace to compete head-on with the largest referral companies (as many others have tried and failed to do), we're tackling the cold start problem by solving for our users' greatest pain point first: chronic understaffing.

After onboarding our first customers to the job board, we'll collect market data, onboard users to our SaaS tools, and get our foothold to replace referral sites for senior housing operators of all sizes.

Financial Projections *not guaranteed*

We monetize by selling operators SaaS tools they

12-month Target $1.9MM ARR



Legend: SaaS | Job Board Ads | Job Board Listing Fee

Forward-looking projections are not guaranteed.

Month	1	2	3	4	5	6	7	8	9	10	11	12
Job Board Listings						10	20	50	100	250	500	1,000
$/Listing						$100	$100	$100	$100	$100	$100	$100
Job Board Listing Fee						$1,000	$2,000	$5,000	$10,000	$25,000	$50,000	$100,000
Job Board Ads						$6,000	$9,000	$12,000	$15,000	$15,000	$18,000	$18,000
SaaS						$0	$0	$0	$0	$9,674	$22,299	$37,704
Total Revenues	$0	$0	$0	$0	$0	$7,000	$11,000	$17,000	$25,000	$49,674	$90,299	$155,704

Months 1-5: Onboard senior housing industry to FREE version of B2B Platform

Why We're Raising

We're raising a Community Round to build alongside our users & customers

Our mission is to simplify how families find care for their older loved ones. A huge part of that is bringing senior housing into the digital age and bringing operators of all sizes onto a discoverable marketplace—including smaller mom-and-pop senior homes with 6–10 beds, affordable housing, and other players that are shut out of the largest referral sites, which prioritize upscale luxury developments.

We're raising a community round because we want to build the best product possible, alongside our users. To us, there's no better way than giving senior housing operators of all sizes a chance to invest, come along for the journey, and share the upside.

Help us better the lives
of older adults and
those who love them.

Invest in ZNest today.

